aIb



16014190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section

MAR 08 2016

Washington DC 416

SEC FILE NUMBER
8-35475

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilltop Securities Independent Network Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214-859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

2001 Ross Ave, Suite 1800, Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

··· Public Accountant

··· Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Geschke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilltop Securities Independent Network Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer
Title

Notary Public


VILMA IDALIA GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2018

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
__ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
__ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
__ (m) A copy of the SIPC Supplemental Report.
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 08 2016

Washington DC
416


HilltopSecurities
Independent Network

Hilltop Securities Independent Network Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Hilltop Securities Independent Network Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity, cash flows, and changes in subordinated liabilities present fairly, in all material respects, the financial position of Hilltop Securities Independent Network Inc. (the "Company") at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying information contained in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 24, 2016

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

Hilltop Securities Independent Network Inc.
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	6,000
Receivable from affiliate		713,039
Clearing deposit with affiliate		300,000
Fixed assets, net of accumulated depreciation of $12,369		52,688
Securities owned, at fair value		1,281,837
Prepaid National Association of Securiites Dealers fee		223,892
Deferred tax benefit		192,503
Prepaid and other assets		149,711
Total assets	$	2,919,670
Liabilities and Stockholder's Equity		
Payable to affiliate	$	202,845
Accounts payable and other liabilities		33,155
Total liabilities		236,000
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		1,613,020
Retained earnings		1,069,650
Total stockholder's equity		2,683,670
Total liabilities and stockholder's equity	$	2,919,670

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Operations
Year Ended December 31, 2015

Revenues:		
Commissions	$	16,922,336
Insurance revenue		8,413,965
Investment banking, advisory and administrative fees		3,842,480
Interest		43,888
Other		1,326,705
Total revenues		30,549,374
Expenses:		
Commissions and other employee compensation		26,420,415
Occupancy, equipment and computer service costs		768,513
Floor brokerage and clearing organization charges		562,869
Communications		142,237
Advertising and promotional		35,576
Other		919,837
		28,849,447
Income before income tax expense		1,699,927
Income tax expense		630,277
Net income	$	1,069,650

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement Of Stockholder's Equity
Year Ended December 31, 2015

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at January 1, 2015	10,000	$ 1,000	$ 1,536,107	$ -	$ 1,537,107
Net income	-	-	-	1,069,650	1,069,650
Restricted stock plan	-	-	76,913	-	76,913
Balance at December 31, 2015	10,000	$ 1,000	$ 1,613,020	$ 1,069,650	$ 2,683,670

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	1,069,650
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		12,325
Compensation expense for restricted stock		75,142
Deferred income tax expense		38,682
Changes in operating assets and liabilities:		
Receivable from affiliate		(216,464)
Securities owned, net		(300,106)
Income taxes payable/receivable		(399,227)
Prepaid and other assets		(289,077)
Accounts payable & other accrued liabilities		10,922
Net cash provided by operating activities	$	1,847
Cash flow from investing activities:		
Purchase of fixed assets	$	(1,847)
Net cash used in investing activities	$	(1,847)
Cash flow from financing activities:		
	$	-
Net cash used in financing activities	$	-
Net change in cash		
Cash at beginning of year	$	6,000
Cash at end of year	$	6,000
Supplemental cash flow disclosures		
Cash paid for interest	$	-
Cash paid for taxes	$	739,201

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2015

Subordinated borrowings at January 1, 2015	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2016	$	-

The accompanying notes are an integral part of this financial statement.

1. Organization

General

On October 5, 2015, SWS Financial Services, Inc. was renamed Hilltop Securities Independent Network Inc. (the "Company"). The Company, a Texas company, is a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holding"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Exchange Act"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. These contract-registered representatives are responsible for their own direct expenses. All customer transactions are cleared through an affiliate broker/dealer, Hilltop Securities Inc. ("HTS"), on a fully disclosed basis. Accordingly, the Company claims exemption from Exchange Act Rule 15c3-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act Rule 15c3-3") under Section (k)(2)(ii) of this rule. HTS also provides all accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement in the amount of $50,000 per year. Based on a clearing agreement (the "Clearing Agreement") between HTS and the Company, the Company pays a clearing fee to HTS for handling all trades for the Company and has a deposit with HTS for $300,000. Additionally, HTS collects all revenues and pays all expenses on behalf of the Company. The net effects of these transactions are recorded in receivable from affiliate on the Statement of Financial Condition. The amount of clearing fees paid to HTS for the Company's trades for the year ended December 31, 2015 was $562,869.

On the Statement of Financial Condition, the total receivable from HTS is $713,039 and the total payable to Securities Holding is $202,845.

The Company received fee income from Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. of $8,413,965 for the year ended December 31, 2015. Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. are affiliates of the Company. These entities hold insurance agency licenses for the purpose of facilitating the sale of insurance and annuity products. The Company retains no underwriting risk related to the insurance and annuity products sold.

Merger with Parent. On January 1, 2015, the Parent completed the acquisition of the Company. The merger was accounted for using the acquisition method of accounting, and accordingly, purchased assets, including identifiable intangible assets, and assumed liabilities were recorded at their respective acquisition date fair values. The resulting fair values of the identifiable assets acquired, and liabilities assumed at January 1, 2015 are summarized in the following table (in thousands):

Assets		
Cash	$	6,000
Receivable from affiliate		498,127
Clearing deposit with affiliate		300,000
Fixed assets		61,614
Securities owned, at fair value		981,731
Other assets		28,341
Total assets	$	1,875,813
Liabilities and Stockholder's Equity		
Accounts payable and other liabilities	$	22,233
Income taxes payable		316,473
Total liabilities		338,706
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		1,536,107
Total stockholder's equity		1,537,107
Total liabilities and stockholder's equity	$	1,875,813

The Parent used significant estimates and assumptions to value certain identifiable assets acquired and liabilities assumed in the merger.

2. Summary of Significant Accounting Policies

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At December 31, 2015, the cash balances did not exceed the federally insured limit.

Securities Owned, at fair value
Marketable securities are valued at fair value based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned, if any, is credited or charged to operations. At December 31, 2015, securities owned consisted of money market investments of $1,281,837.

Fair Value of Financial Instruments
Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information

used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. All of the Company's securities owned portfolio are valued using Level 1 inputs. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company currently does not have any assets or liabilities utilizing Level 2 inputs.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company does not have any assets or liabilities categorized as Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned Portfolio. Securities classified as Level 1 securities primarily consist of money market instruments whose value is based on quoted market prices in active markets.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Fixed Assets and Depreciation

Fixed assets are comprised of furniture and equipment ($9,979) and leasehold improvements ($55,078) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Commissions

Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees

Investment advisory fees are recorded when earned based on the period-end assets in the accounts.

Income Taxes

The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, income taxes are computed on the benefits-for-loss method.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has no uncertain tax positions. Interest and penalties incurred related to tax matters are charged to other interest expense or other noninterest expense, respectively. There were no interest or penalties during the year ended December 31, 2015. With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 1/15 of aggregate indebtedness. At December 31, 2015, the Company had net capital of $1,326,200 which was $1,076,200 in excess of its minimum net capital requirement at that date. At December 31, 2015, the Company had aggregate indebtedness of $236,001. Aggregate indebtedness as a percentage of net capital was 18% at December 31, 2015.

4. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy securities owned, at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Money market instruments	$ 1,281,837	$ -	$ -	$ 1,281,837

5. Income Taxes

Income tax expense for the year ended December 31, 2015, (effective rate of 37.1%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	594,975
State income tax expense		36,124
Non-deductible meals and entertainment		1,021
Employee compensation plans		(1,771)
Other, net		(72)
	$	630,277

Income taxes as set forth in the statement of operations consist of the following components:

Federal and state		
Current	$	591,595
Deferred		38,682
Total income taxes	$	630,277

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2015 are presented below:

Deferred tax assets:		
Employee compensation plans	$	1,287
Built-in loss carryforward		202,845
Total gross deferred tax asset		204,132
Deferred tax liabilities:		
Fixed assets		(11,629)
Net deferred tax asset included in other assets	$	192,503

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance. At December 31, 2015, the Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2015, the Company had recognized built-in losses ("RBIL") of $202,845 from the 2015 merger with the Parent. The RBILs are expected to be fully realized prior to any expiration.

The amount of current taxes receivable from the Parent on the Statement of Financial Condition was $82,754 at December 31, 2015.

6. Financial Instruments with Off-Balance-Sheet Risk

The Company clears all of its securities transactions through HTS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with HTS. Pursuant to the terms of the agreement between the Company and HTS, HTS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations and the right to rehypothecate the securities held.

At December 31, 2015, the Company is not aware of any losses for which it will be charged by HTS. At December 31, 2015, the Company has recorded no liabilities with regard to this right.

7. Employee Benefits

On January 1, 2015, under the terms of the merger agreement, the Parent's stockholders, including the Company's officers and employees who held stock issued under the SWS Group, Inc.'s, the former parent of the Company, restricted stock plans, received per share consideration of 0.2496 shares of Hilltop common stock and $1.94 of cash. Each restricted share of the Parent's common stock granted prior to the date of the merger agreement vested in full on January 1, 2015 and the holders of such restricted shares received the merger consideration for each such share on the same basis as the Parent's stockholders, less applicable withholding taxes, which were withheld first from the cash portion of the merger consideration payable in respect of each such share. The restricted shares of SWS Group, Inc. common stock converted into the right to receive an aggregate of 62,994 restricted shares of Hilltop Holdings Inc. common stock. The shares vesting schedule did not accelerate and generally vest in three equal annual installments beginning on August 20, 2015, and are subject to service conditions set forth in the award agreements, with associated costs recognized on a straight-line basis over the respective vesting periods.

Effective August 21, 2015 the Parent's Board awarded certain executives and key employees a total of 1,667 restricted shares of common stock pursuant to the 2012 Plan. These awards and the associated costs are amortized over a vesting period of three years. The grant date fair value of these awards was $19.86 per share resulting in expected compensation expense of $33,100.

For the year ended December 31, 2015, the Company had unrecognized compensation expense related to restricted stock grants of approximately $29,442. For the year ended December 31, 2015, the Company has recognized compensation expense of $75,142 for all restricted stock granted to the Company's employees.

8. Commitments and Contingencies

In the general course of its brokerage business, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

Hilltop Securities Independent Network Inc.

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission

December 31, 2015

Total stockholder's equity from the statement of financial condition		$ 2,683,670
Deductions and/or charges - nonallowable assets		
Receivable from affiliate	$ (713,039)	
Fixed assets, net	(52,688)	
Prepaids and deferred taxes	(566,106)	(1,331,833)
Net capital before haircuts		1,351,837
Haircuts on securities positions		(25,637)
Net capital		1,326,200
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)		250,000
Excess net capital		$ 1,076,200
Aggregate indebtedness		$ 236,001
Ratio of aggregate indebtedness to net capital		18%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2015 and as amended and filed by the Company with the Financial Industry Regulatory Authority on February 23, 2016.

Hilltop Securities Independent Network Inc.
Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2015

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.


HilltopSecurities
Independent Network.

Hilltop Securities Independent Network Inc.'s Exemption Report

Hilltop Securities Independent Network Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015, without exception.

Hilltop Securities Independent Network Inc.

I, David Geschke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________

Chief Executive Officer

February 24, 2016

Hilltop Securities Inc.
1201 Elm Street
Suite 3500
Dallas, Texas 75270

direct 214.859.1800
HilltopSecurities.Com



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Hilltop Securities Independent Network Inc.

We have reviewed Hilltop Securities Independent Network Inc.'s (the "Company") assertions, included in the accompanying Hilltop Securities Independent Network Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2016

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

HilltopSecurities 

Independent Network℠

Hilltop Securities Independent Network Inc.

Report of Independent Accountants on Applying Agreed-Upon Procedures

For Fiscal Year Ended December 31, 2015



Report of Independent Accountants

To the Board of Directors of Hilltop Securities Independent Network Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Hilltop Securities Independent Network Inc. for the year ended December 31, 2015, which were agreed to by Hilltop Securities Independent Network Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Hilltop Securities Independent Network Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible Hilltop Securities Independent Network Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Agreed the amount $18,155.31 listed on item 2B to the check number 245098 dated July 21, 2015 and payable to the order of Securities Investor Protection Corp., noting no differences.
    b. Agreed the amount of $16,226.42 listed on item 2F to the check number 249902 dated February 19, 2016 and payable to the order of Securities Investor Protection Corp., noting no differences.
2. Compared the Total revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $30,549,374 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015. No differences were noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deduction titled "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" of $16,134,352 on line 2c(1) to the sum of trial balance accounts 400130, 400131, 400132, 400133, 400240, 560060, 560061, 560062 and 560063 from the December 31, 2015 trial balance which was tied to the year ended December 31, 2015 audited Statement of Income filed in the Form X-17A-5, noting no differences.
    b. Compared deduction titled "Revenues from commodity transactions" of $84,503 on line 2c(2) to the trial balance account 400140 from the December 31, 2015 trial balance which was tied to the year ended December 31, 2015 audited Statement of Income filed in the Form X-17A-5, noting no differences.

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us



c. Compared deduction titled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $562,869 on line 2c(3) to trial balance accounts 639999 from the December 31, 2015 trial balance which was tied to the year ended December 31, 2015 audited Statement of Income filed in the Form X-17A-5, noting no differences.

d. Compared deduction titled "100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date" of $14,957 on line 2c(6) to trial balance account 400231 from the December 31, 2015 trial balance which was tied to the year ended December 31, 2015 audited Statement of Income filed in the Form X-17A-5, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues of $13,752,693 on page 2, line 2d and the General Assessment @ .0025 of $34,381.73 on page 2, line 2e of the Form SIPC-7, noting no differences.
   b. Recalculated the mathematical accuracy of the SIPC adjustments noted above in 2 and 3 a. through d., noting no differences.
   c. Recalculated the sum of total deductions of $16,796,681 (as the sum of Items 2c.(1) through 2c.(9)) as reported on page 2 of the form SIPC.
   d. Recalculated the sum of the total payments made of $18,155.31 on line 2.B. of page 1 of Form SIPC-7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Hilltop Securities Independent Network Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035475 FINRA
HILLTOP SECURITIES INDEPENDENT NETWORK
1201 ELM ST STE 3500
DALLAS, TX 75270-2108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 34,381.73

B. Less payment made with SIPC-6 filed (**exclude interest**) (18,155.31)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 16,226.42

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,226.42

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 16,226.42

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2015
and ending Dec 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,549,374
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,134,352
(2) Revenues from commodity transactions.	84,503
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	562,869
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	14,957
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	-
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	16,796,681
2d. SIPC Net Operating Revenues	$ 13,752,693
2e. General Assessment @ .0025	$ 34,381.73
	(to page 1, line 2.A.)

[IN] PLACE®

HILLTOP SECURITIES INDEPENDENT NETWORK INC.

Schedule of Securities Investor Protection Corporation
Assessments and Payments

For the year ended December 31, 2015

Date Paid	Amount Paid
February 19, 2016	$ 16,226.42